SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*

                         DISCUS ACQUISITION CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   254680-10-1
                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 254680-10-1

         1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                  Michael E. Platt
                  ###-##-####

         2)       Check the Appropriate Box if a Member of a Group*

                  (a) [ ]
                  (b) [ ]


         3)       SEC Use only

         4)       Citizenship or Place of Organization

                  U.S.A.

Number            5)       Sole Voting Power
of
Shares                     503,450
Beneficially
Owned             6)       Shared Voting Power
by
Each                       35,000
Reporting
Person            7)       Sole Dispositive Power
With
                           503,450

                  8)       Shared Dispositive Power

                           35,000

         9)       Aggregate Amount Beneficially Owned by Each Reporting Person

                  538,450

         10)      Check if the Aggregate Amount in Row (9) Excludes Certain
                  Shares* [ ]

         11)      Percent of Class Represented by Amount in Row 9

                  10.8

         12)      Type of Reporting Person*

                  IN

* See Instructions


Item 1(a).        Name of Issuer
                  Discus Acquisition Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices
                  2430 Metropolitan Centre
                  333 South Seventh Street
                  Minneapolis, MN  55402

Item 2(a).        Name of Person Filing
                  Michael E. Platt

Item 2(b). Address of Principal Business Office or, if None, Residence 7173 Oak Pointe Curve
                  Bloomington, MN  55438

Item 2(c).        Citizenship
                  U.S.A.

Item 2(d).        Title of Class of Securities
                  Common Stock

Item 2(e).        CUSIP No.
                  254680-10-1

Item 4.           Ownership

       (a)        Amount Beneficially Owned
                  538,450

       (b)        Percent of Class
                  10.8

       (c)        Number of shares as to which such person has:

       (i)        sole power to vote or to direct the vote
                  503,450

       (ii)       shared power to vote or to direct the vote
                  35,000

       (iii)      sole power to dispose or to direct the disposition of
                  503,450

       (iv)       shared power to dispose or to direct the disposition of
                  35,000


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 8, 1996
                                                         Date

                                                /s/ Michael E. Platt
                                                      Signature

                                                Michael E. Platt   N/A
                                                       Name/Title